OxySure® Systems, Inc.

August 6, 2009

Mr. Geoffrey Kruczek
Securities and Exchange Commission
Washington, D.C. 20549

Re:            OxySure Systems, Inc.
Registration Statement on Form S-1
Filed May 21, 2008
File Number 333-159-402

Dear Mr. Kruczek,

OxySure Systems, Inc. (the “Company”) has received your comments regarding the Form S-1 filed on May 21, 2009 dated May 19, 2009. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the SEC.

Fee Table

1.
We have made several changes after reviewing Securities and Exchange Commission regulations.  The warrants for RKH Capital and GreenThumb Capital that had not been issued, no longer exist.  Only warrants that have been issued now form part of the registration.  We have removed from the registration statement all shares underlying options or warrants that have not been issued.  The selling shareholder table has been modified to identify holders of common and preferred stock as well as the shares underlying options and warrants that are controlled by the shareholders.  The selling shareholder table has also been modified to disclose on whose behalf we are registering the shares for resale upon conversion.  We have revised our fee table and all related disclosures accordingly.

Prospectus Cover Page

2.	We have amended the registration to identify the affiliates and promoters, the number of shares they hold, and we have stated that they will sell at a fixed price throughout the offering period.

3.
As President of the Company, Mr Ross has agreed that the first 1,000,000 shares sold will be those of the Company. Thereafter, he will continue to sell the shares of the Company, provided that he has the option, but not the obligation, to sell 1 of his/his affiliates’ shares for every one share sold of the Company, subject to the lock-up agreements and any other applicable regulations.

4.
The unaffiliated selling shareholders will sell at the specified fixed offering price of $1.00 per share until the shares are quoted on the OTC Bulletin Board, after which the shares will sell at prevailing market prices or privately negotiated prices.

5.	Date restrictions and the date extension have been revised. The offering will now terminate 180 days from the effective date of this prospectus with only one 90 day extension.

6.	Mr. Ross’s efforts relate only to shares offered by the Company in the “direct public offering”.

7.
Mr. Ross will rely on Exchange Act Rule 3a4-1.  Mr. Ross’s “Finance Bonus” originally related to conventional financing methods.  Mr. Ross’s employment agreement was amended on June 23, 2009 to remove the “Financing Bonus”.

8.	The shares being offered by the registrant are on a best efforts basis and no minimum purchase requirement exists.

Prospectus Summary

9.	We have disclosed that we are still a development stage business with a history of losses and have only recently begun generating revenues.

10.	We have disclosed that this economic incentive is structured as a promissory note in the amount of $243,000 issued by the Company to FEDC.

Corporate Information

11.
The par value has been reconciled throughout the document.  We have also attached the amendments to Articles of Incorporation in exhibits 3.2, 3.3, and 3.4.  The as amended Articles of Incorporation included as exhibit 3.5.

Warrants

12.
GreenThumb capital is no longer receiving the “partial compensation” in the form of a warrant.  The service to which this partial compensation relates has not been performed and the 25,000 warrants have been removed from this registration.

13.	The 7.5 million shares have been deleted from this registration statement.

14.
Our selling shareholder table has been expanded to identify those shareholders who hold outstanding options and warrants and on whose behalf the shares are being registered.  We have disclosed the number of shares underlying warrants and the exercise prices in the footnotes.

Options

15.	We have now included the aggregate number of options and the average weighted exercise price of options held by the categories of persons mentioned.

Recent Events

16.	Please see attached S-1 A where we corrected the beginning dates of the private placement as well as added the number of purchasers related to the private placement.

17.	By amending the dates in response to comment 16, the disclosure is reconciled with the financial statement footnote beginning on page F-8.

July 2004 Private Share Transactions

18.	The source of funds used to repay the $150,000 is now disclosed.

March 2006 Private Placement

19.	Please see attached S-1 A where we have corrected the issue dates of the private placements. Furthermore the naming of the placements is based on the beginning dates, not the end dates.

Related Party Transactions

20.
We have corrected the date of the Senior Note in all appropriate sections of the registration statement.  The Senior Note was agreed to in July, 2008, prior to the pricing of the September 2008 Private Placement. The Senior Note carries no interest in favor of the penny warrants, and the number of penny warrants pursuant to the Senior Note are equal to the number of penny warrants pursuant to the Subordinated Notes issued in March 2008 by Agave Resources, LLC and JTR Investments, Limited, respectively, to the Company. Therefore, the Senior Note does not attract any preferential treatment over the First Note (Agave) and the Second Note (JTR) as regards the number of warrants.

December 2008 Investor Relations Agreement

21.	The date has been corrected and now is equivalent to exhibit 10.5.

April 2009 Warrant Purchase Agreement

22.	We have removed the RKH warrant component from the S-1 filing.

Summary Financial Data

23.	We have corrected this section to advise that it is derived from our audited financial statements.

Risk Factors

24.	The only class of securities that we are registering is common stock. All of our current preferred stock will be converted into common stock upon effectiveness of this registration statement.

25.	We have revised this risk factor (currently factor 37) to present this risk more prominently.

9 We will need to establish additional….

26.
We have revised this section for clarity. We have removed the word “additional” from the caption. We have also revised the description under “Plan of Operation” (previously page 40) for additional clarity. Finally, we do not have formal relationship with NTEC (discussed on what used to be page 46) for collaboration and development, nor have we had one since we graduated from NTEC in November 2005.

11 Our Production process is very labor intensive

27.         Please see revised S1.

Risks Relating to Related to the Regulatory Environment…

28.	Please see revised S1 where we have restated the captions under Risks Related to the Regulatory Environment.

20 The shipment of our primary product…

29.	Please see revised S1 as well as Exhibit 10.14.

21 The Federal Aviation Administration…

30.	Please see attached S-1 A where we state that we have not sought FAA approval

29 We may encounter unforeseen costs…

31.	We have revised this risk factor for clarity.

30 Our Success is dependent….

32.	Please see attached S-1 A for correction stating that we have entered into employment agreements with executive officers and key employees.

Cautionary Statement….

33.	We have revised our Cautionary Statement and have removed references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Use of Proceeds

34.	We have amended the price per share and have provided an adjusted use of proceeds with a prioritized list.

35.	We have revised this section to state that we may receive substantially less than $5,000,000.

36.	We have added a section titled “DILUTION” containing the information required by Regulation S-K Item 506.

Selling Security Holders

37.	The Selling Shareholder Table has been revised accord to the comments.

38.
We have revised our selling shareholder table to include the sellers of common stock and preferred stock as well as the shares of common stock underlying warrants and options held by those shareholders.

39.	We have omitted our reference to Section 4(1) of the Securities Act.

40.	We have revised this section to include the selling shareholders who have, or have had, relationships with us or our officers or directors.

41.	This was revised to state that none of our selling shareholders are broker-dealers.

42.	We have identified natural persons who exercise sole or shared voting and investment rights.

43.	We have included in the selling shareholder table the shares that are underlying warrants, options exercisable within 60 days, and convertible preferred stock.

44.	We have revised the selling shareholder table, along with other disclosure throughout the document, to accurately reflect the number of shares owned by Mr. Ross and other shareholders.

45.
We have changed the completion dates to the dates that the private placements began. This change has carried throughout the registration statement to accurately disclose the number of shares sold in each placement.

March 2009 Private Placement

46.	We have changed the date to show when we commenced the private placement. We are no longer soliciting investors pursuant to this private placement

Share Eligible for future sale

47.	This section has been revised in accordance with prior comments.

48.	We have removed risk factor number 23.

49.
The lock up agreement allows for certain shares to become freely tradable after three months.  We are accelerating the partial transferability of the shares. There is no present intention and there are no agreements or understandings, explicit or tacit, relating to the early release of any locked-up shares.  The Company may, however, consent to an early release from the lock-up period if, in its opinion, the market for the common stock would not be adversely impacted by sales. The release of any lock-up would be considered on a case-by-case basis.  Factors that OxySure may consider in deciding whether to release shares from the lock-up restriction include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our securities, historical trading volumes of our securities and whether the person seeking the release is an officer, director or affiliate of us.

50.	Please refer to addition to the bottom of the table on the S-1/A.

51.	There is no exhibit that contains the definition for a “nationally recognized market”, we intended for this term to be a reference to the OTC Bulletin Board or other comparable market.

Lock-Up Agreements and Registration

52.	Please refer to exhibit 10.6.

Plan of Distribution

53.	We have revised this section to state that we will not receive proceeds and have given the reason that we will not.

Management’s Discussion and Analysis…

Results of operations

54.	Please see revised S1 where we present a year to year comparison and explanation of significant changes from year to year.

55.	Please see revised S1 where we state that increases in revenue are attributed to an increase in volume of OxySure product.

Plan of Operations

56.	We have revised disclosure under “Plan of Operation” and corrected any inconsistencies.

57.	This paragraph has been removed.

58.	We have revised the applicable section.

59.	We have disclosed the status of our efforts to seek a possible acquisition.

60.	This paragraph has been deleted.

61.	We have expanded this section as requested.

62.	We have amended the language to reconcile and for clarity.

Liquidity and Capital Resources

63.	Please see the new/revised disclosure with regard to liquidity and capital resources.

Description of Business

64.	We have revised our language for additional clarity as regards what constitutes an aspiration versus what constitutes an accomplishment.

65.	This was revised. The company was formed in 2004 and there was no predecessor.

66.	Please see revised S1 for the expanded disclosure regarding the FDA.

67.	Please see revised S1 where we have disclosed the effects on our business of complying with the regulation stated in risk factors 20 and 21.

Background

68.	We have clarified the criterion that was necessary for acceptance into and graduation from, the NTEC program.

69.	We have clarified the finding made by the FDA as well as stated the nature of the requirements for ongoing compliance with FDA regulations in the future.

Our Product and Market Applications

70.	We have revised the S1 to clarify and reconcile the nature of the hazardous material in our product.

71.	We revised the disclosure to indicate more clearly how the product components generate revenues, including the disposable components.

Market Analysis

72.
The information presented is publically available information obtained from the websites associated with each source.  It is our understanding that the information presented is not copyrighted or requires permission to use.

Sales and Marketing Plan

73.	We have clarified the dual direct and indirect sales strategy and clarified the nature of our sales efforts to date.

Strategic Marketing Efforts

74.	Please see revised S1 where we clarified the current and future plans for online and above the line marketing.

Professional Organization Endorsements

75.	Please see revised S1 where we state that at this time we have not obtained any professional organization endorsements.

Distributor Network

76.	Please see the revised S1 where we have clarified and disclosed our current Retail efforts and our future plans for consumer retail markets.

Direct Response Television

77.	We have amended for clarity.

78.	We have amended to specify short-duration commercials will be. Kindly note the language that indicates “Utilizing space-available national media...”.

Competition and Buying Patterns

79.	We identified the product that most closely competes with Model 615, and indicated how Model 615 will perform as compare with compressed tanks for the indication of emergency use.

Research

80.	We have revised this section to add dates for clarity.

Design and Manufacturing Capabilities

81.
We have revised this disclosure somewhat, but please see the section entitled “Production Operations” (previously entitled “Manufacturing”) where we have revised our disclosure to clarify that our production process comprises assembly and final assembly, as the case may be. We disclose that third party manufacturers provide the parts and components that we assemble. Further, we have revised risk factor numbered 11 (previously numbered 10) for additional clarity. Please note that the exhibit previously numbered 10.7 is typically used for service providers (design services, legal services, engineering services, etc).

82.	We have revised the disclosure to indicate that we have no material commitments with third party manufacturers and sub-contractors.

Established Distribution Channels

83.	We have revised the heading for this section.

Intellectual Property

84.	Patent durations have been included.

85.	Language as been inserted to clarify the nature of the technology or process covered by the patents.

Market Position

86.	We have deleted the repeated section.

Supply of Raw Materials

87.
All of our suppliers are subject to the volatility.  This has been added to the registration statement.  We have also included a table disclosing the names of suppliers we use repeatedly and the nature of the products we receive from them.

88.	Please see revised S1 where we have disclosed the nature of our arrangements with our raw materials suppliers.

89.	Please see revised S1.

Research and Development

90.	The amounts spent were added to this section.

Directors, Executive Officers….

91.
Matthew Lipton is no longer on our website.  Mr. Lipton is employed with Phillips and Reiter, PLLC, a law firm focused on outsourced general counsel services.  Mr. Lipton previously provided ad hoc legal and business development advisory services to the company.  Zhao Li was not added to this section due to working only part-time for OxySure.  Mr. Li works approximately 10-20 hours per month for OxySure.  Henry T. McDonald and Richard Jarvis have been added to this section.

92.	We have added a section disclosing our Advisory Board.

93.	We have revised our registration statement to disclose that our Directors are elected and our executive officers are appointed.

Security Ownership….

94.
We have revised the figure on page 25 and revised the table mentioned here.  JTR and Agave hold 76.64% of our Common Stock currently accounting for preferred stock after conversion to common stock and the common stock underlying the warrants controlled by JTR and Agave.

95.	We have added all beneficial owners to this table and revised the numbers of shares accordingly.

96.	We have included the other beneficial owners of Agave Resources.

97.	We have changed the information to reflect our most recent practicable date, June 22, 2009. This information was changed in note 6, as well as pages 10, 77, and 104.

98.	We have now included shares underlying warrants and options that are exercisable within 60 days. All of our warrants are immediately exercisable.

99.	We have added a footnote disclosing the method used to derive the percentages.

Julian T Ross…

100.
We have clarified the dates of the work experience for the individuals listed per Rule 401(e) that states that we need to disclose and describe the business experience for the past 5 years of each director and executive officer.

Compensation

101.	“Three” fiscal years was corrected to “two” fiscal years.

102.	Notes were added to the table.

103.
No “Voting Stock Action Plan” exists.  This was to refer to the “Voting Stock Option Plan.”   We have included, in footnotes to the Summary Compensation Table and the Directors Compensation Table, the methods which were used to determine the numbers reported.

104.	The disclosure regarding Mr. Freeman’s employment agreement has been revised.

105.
Mr. Ross’s “Initial Employment Agreement”, amendment to “Initial Employment Agreement”, “Second Employment Agreement”, and amendment to “Second Employment Agreement” are now included as Exhibits 10.1, 10.1.1, 10.1.2, 10.1.3, 10.1.4, and 10.1.5.  Mr. Freeman’s employment agreements, including two amendments are also included as Exhibits 10.2, 10.2.1, and 10.2.2.

106.	These warrants have been issued, and we have changed “issuable” to “issued”. We also disclosed how we determined the number issued.

107.	We have revised the tables to ensure that all compensation is accurately reported.

108.	The interest rate on the note is 0.0%. This was added in the registration statement.

Stock Options

109.	We have revised the language to state “fair value” instead of “market value”.

110.	The maximum number of shares that may be issued in the stock option plan is indeed 5 million. The correct Exhibit has been submitted with this amendment.

111.	“Fiscal year ended” was changed to “fiscal year ending”.

112.
This table has been omitted from our registration statement.  The salary, bonus, and option awards for fiscal years 2008 and 2007 have been explained in the Summary Compensation Table.  Footnotes to the table account for warrants and options.

113.	We have disclosed the “Target Net Revenues” in the revised disclosure document.

114.
Mr. Ross’s employment agreement has been modified to delete the performance measure tied to financing.  The original intent was not to create any incentive for soliciting investors pursuant to this registration or to create a situation in which Mr. Ross is deemed to be a broker.

115.	Change of control and severance benefits have been described for Julian Ross and Scott Freeman in the “Employment Agreements with Named Officers” section.

116.
Mr. Ross’s employment agreement has been modified to delete the performance measure tied to financing.  The original intent was not to create any incentive for soliciting investors pursuant to this registration or to create a situation in which Mr. Ross is deemed to be a broker.  Mr. Ross has received no financing bonuses for the previous private placements of securities.

117.	The information on this table has been included on the “Outstanding Equity Awards at Fiscal Year End 2008” which now complies with Regulation S-K Item 402(p).

118.	The disclosures required by Regulation S-K Item 402(r) have been included in the amendment to the registration statement.

119.	Board members who are also employees do not receive compensation for their Board membership. This has been disclosed in the registration statement.

Description of Securities

120.	The reference to statutes has been removed.

Preferred Stock

121.	We have 52 Series A convertible preferred shareholders. This figure was corrected.

Description of Property

122.	Leasing arrangements have been modified in the registration statement.

Certain Relationships and Related Transaction

Loans involving Directors, Officers…..

123.	The warrants that were previously described as “issuable” have been issued to JTR and are included in this registration statement. We have disclosed that all warrants are immediately exercisable.

124.
We have disclosed the amounts outstanding and interest rates for each of the notes.  None of the notes have been repaid.  The First and Second notes have been extended for one year.  The repayment of the Senior Note will occur 12 months after the date of the last draw.

125.	This paragraph has been removed from the registration statement.

126.	We have no subsidiaries. This paragraph has been removed from the registration statement.

127.	This paragraph has been removed from the registration statement.

128.
We have disclosed the amounts outstanding under each note as of December 31, 2008.  The First Note had $750,000 outstanding.  The Second Note had $250,000 outstanding.  The Senior Note had $380,000 outstanding.

Private Placements

129.	We have disclosed the officers, directors, and affiliates involved with each of the private placements.

March 2006 Private Placement

130.
We have now included the beginning and ending dates for all private placements.  We have also corrected several dates.  This private placement began in September 2004 and ended in March 2006.  During this time, $62,500 of preferred stock was issued in exchange for services.

Financial Statements

131.	The financial statements now comply with Rule 8.08 of Regulation S-X. We have included current financial statements dated June 30, 2008.

Balance Sheets

132.	By including the most recent financial statements, this has been reconciled.

133.	All transactions after December 31, 2008 have been included in the most recent financial statements.

Statements of Operations

134.	$84,318 was charged only in 2007. This charge relates to abandoned patents in 2007.

135.	Basic and diluted per-share amounts are included on the income statement.

Statements of Cash Flows

136.	These items have been removed from the cash flow statement as sources of cash from financing.

137.	The cash flow statement has been revised.

Statements of Stockholders Equity

138.	The duplicate page has been deleted. The rollforward is now current as of June 30, 2009.

139.	This entry has been corrected. There have been no shares of common stock issued for compensation.

140.	The totals for Common stock issued for cash and Preferred Series A stock issued for cash have been reconciled with the statement of cash flows.

141.
This placement began in September 2004.  After the conversion of shares related to the 25,000 shares that were returned in the legal settlement described in Note 11 of the financial statements, the total outstanding shares of Convertible Preferred Stock is 3,126,434.  We are authorized to issue 25,000,000 preferred shares.  This number has been changed throughout the document.

142.	This placement began in April 2007 and ended in 2007. This has been corrected throughout the document.

Note 1 Summary of Significant Accounting Policies

143.	The Note now discloses the Company’s revenue recognition policies.

144.	The Company applies SFAS 123R. This has been corrected.

145.	The presentation of pro forma information for 2007 and 2008 has been removed.

146.	This presentation has been removed from the financial statements.

Note 3 Going Concern

147.	The Note now discloses the minimum proceeds that are necessary for the Company to remain viable for the next 12 months

Note 4 Intangibles

148.	The Note now discloses the major components of the Company’s intangibles assets as well as how the Company acquired those components.

149.	The Note now discloses the gross carrying amount and accumulated amortization in total and by major asset class for 2009, 2008, and 2007.

Note 7 Capital Stock

150.	We have included more recent financial statements, which have resolved this problem.

151.	These shares were issued for services. We have revised this.

152.	We have not issued any Series A preferred stock warrants to date. This has been revised in the statement of stockholder’s equity.

153.
On August 9, 2006 the Company entered into that certain Master Lease Agreement (the “MLA”) with Vencore Solutions, LLC, for the purchase of property, plant & equipment (“PP&E”). The MLA provides for lease schedules to be completed for each purchase of PP&E. The MLA, as amended also provided for each lease schedule to attract a certain number of Series A Preferred Shares, calculated as to 5% of the lease schedule amount, provided that the maximum number of preferred shares to be issued pursuant to all lease schedules shall not exceed 30,737. The first lease schedules under the MLA were completed in 4Q 2006 (the “4Q 2006 Lease Schedules”). The most recent stock transactions prior to the 4Q 2006 Lease Schedules occurred in 2Q 2006 at a stock price of $2.00 per common share. The Company therefore valued the preferred shares issued pursuant to the 4Q 2006 Lease Schedules at $2.00 per share on an as-converted basis. The Company conducted the July 2004 Private Share Transactions in which shares were sold at a stock price of $2.50 per common share. The Company therefore valued the preferred shares issued pursuant to all lease schedules completed in 2007 at $2.50 per share on an as-converted basis (subject to the MLA provision regarding maximum number of preferred shares). The following summarizes the lease schedules and amounts related to the premium calculations:

Approx. Lease Schedule Amount	Number of Pref Shares Issued	Par/Share	Par	FMV/shame Common Assumed	As-converted Common Share per Lease Schedule	FMV/Leasen Schedule Assumed
$123,740.00	6,187	0.0005	$3.09	$2.00	7,545	$15,090
$48,815.00	2,441	0.0005	$1.22	$2.00	2,977	$5,954
$120,720.00	6,036	0.0005	$3.02	$2.00	7,3612	$14,722
$206,305.00	10,315	0.0005	$5.16	$2.00	12,579	$25,159
	24,979		$12.49		30,462	$60,924

$71,305.00	3,565	0.0005	$1,78	$2.50	4,348	$10,869
$43,860.00*	2,193	0.0005	$1.10	$2.50	2,674	$6,685
	5,758		$2.88		7,022	$17,554

* Additional lease schedules/amounts have been completed, but this is the maximum for the purposes of calculating preferred shares to be issued.

154.	In 2007, the Company issued 59,250 shares for stock options exercised. The difference has been reconciled.

155.	We have reconciled the numbers on the cover page and throughout the document.

156.	There is no longer an agreement with RKH Capital Group. This has been removed from the registration statement as well.

157.	Warrants are valued in the same manner that options are valued. The value of the stock has been changed to $1.00, and is more consistent of the share price in prior financings.

Note 8 Stock Options and Warrants

158.	The Note now includes discussions related to warrants.

159.	The Note now includes the disclosures required.

160.	The Note now includes the disclosures required.

Note 9 Income Taxes

161.	Please see revised Note 9.

162.	The table in the Note now discloses the valuation allowance.

Note 11 Commitments and Contingency

Operating Lease

163.	The Note has been corrected for the rent expense for 2008.

Legal Proceedings

164.	The Statement of Stockholders Equity now reflects the return of preferred stock as part of the settlement of the legal proceedings in September 2008.

Financing Package

165.	The Note has been revised and reconciled with the balance sheet to disclose the make up for the loans to shareholders.

166.	The amount has been reconciled.

167.	The Note now discloses the pertinent rights and privileges of the financing including interest rates and warrant exercise prices.

168.
The Note now discloses that the Company follows the provisions of FAS-123R and Emerging issues Task Force No. 96-18, Accounting for Equity Instruments That are Issued to Other than Employees for Acquiring or in Connection with Selling Goods or Services, for equity instruments granted to non-employees.

169.	The Note discloses the balance outstanding on the Senior Note as of December 31, 2008 and June 30, 2009.

170.	The Financial Statements now reflect an interest expense as of December 31, 2008

Note 12 Capital Leases

171.	The Note discloses the gross amount of assets recorded under the capital leases.

Item 15 Recent Sales of Unregistered Securities

172.	The Note has been revised in this section and includes the required information regarding sales of securities, and also includes the options and warrants that have been issued.

Exhibits

173.	We have described the purpose of each exhibit, the date it was entered into, and the relevant parties of each exhibit.

Item 17 Undertakings

174.	We have provided the undertaking in Regulation S-K Item 512(a) (1) and have revised the language of the undertaking required by Regulation S-K Item 512(a) (1) (ii).

Signatures

175.	We have revised this section to comply with the signature requirements and have added the required signatures.

Exhibits

176.	We have filed dated and signed copies of all exhibits that have been entered into.

177.	We have included the mentioned exhibits.

Exhibit 3.1

178.	We have included a completed copy of the amended charter.

Exhibit 3.2

179.	We have revised the list of exhibits to include the second amendment as Exhibit 3.3

180.	We have signed and dated this exhibit.

Exhibit 4.1

181.	This registration statement covers the issuance of 2,765,347 shares of Common Stock upon the exercise of 2,765,347 warrants.

182.	Exhibit 4.1 has been modified to correct this error. Exhibit 10.4 has been removed from the registration statement.

Exhibit 5.1

183.	Please see Exhibit 5.1

184.	Please see Exhibit 5.1

185.	Please see Exhibit 5.1

Exhibit 10.4

186.	This exhibit has been removed from the registration statement.

Exhibit 10.9

187.	This has been disclosed in the section titled “Lock-up Agreements and Registration.”

Exhibit 23.1

188.	Provided.

189.	No longer applicable.

We have responded to all your comments and we believe that they are complete. If you have further comments, please address them to me and send by fax to 972-294-6501 with a copy to 772-226-5557.

Sincerely,

/s/ Julian Ross
Chief Executive Officer
OxySure Systems, Inc.